Exhibit 99.2

FREIGHT TECHNOLOGIES, INC.
2001 TIMBERLOCH PLACE, SUITE 500
THE WOODLANDS, TX 77380

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T05277-Z94261

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DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FREIGHT TECHNOLOGIES, INC.

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees:	**For**	**Against**	**Abstain**
1a. Nicholas H. Adler	☐	☐	☐
1b. Javier Selgas	☐	☐	☐
1c. Leilei Nie	☐	☐	☐
1d. Andres Gonzalez	☐	☐	☐
1e. Marc Urbach	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.	**For**	**Against**	**Abstain**
2. To ratify the appointment of TAAD LLP (as our independent registered public accounting firm) for the fiscal years ending December 31, 2026.	☐	☐	☐
3. To conduct an advisory vote on the compensation of our named executive officers.	☐	☐	☐

NOTE: To transact such other business as may properly come before the 2026 Annual Meeting of Shareholders.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Annual Report and Notice and Proxy Statement are available at www.proxyvote.com

T05278-Z94261

FREIGHT TECHNOLOGIES, INC.
Annual Meeting of Shareholders
December 18, 2026 2:00 PM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Javier Selgas, as ordinary proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of FREIGHT TECHNOLOGIES, INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 2:00 PM, CST on December 18, 2026, at Emilio Zola Num. 743 Piso 4, Int. 1, Col. Obispado, Monterrey N.L., Mexico CP 64060, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side